IASG Alternatives, LLC

Report on Audit of Financial Statements

December 31, 2024

THOMAS FAUST, CPA
Certified Public Accountant



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IASG Alternatives, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of IASG Alternatives, LLC, as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the financial statement presents fairly, in all material respects, the financial position of IASG Alternatives, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IASG Alternatives, LLC's management. My responsibility is to express an opinion on IASG Alternatives, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to IASG Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 27, 2025

IASG Alternatives, LLC

IASG Alternatives, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	49,884
Fees receivables		36,621
Fees receivables from affiliated entity		40,845
Other assets		4,598
Total Assets	$	131,948

Liabilities and Members' Equity

Liabilities

Accounts payable	$	53,303
Total Liabilities		53,303
Members' Equity		78,645
Total Liabilities and Members' Equity	$	131,948

The accompanying notes are an integral part of the financial statements.

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2024

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1. **Organization and Business**

   IASG Alternatives, LLC (the "Company"), an Illinois limited liability company, was formed on February 27, 2015 and commenced operations as broker-dealer on November 12, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The broker-dealer operates primarily out of Illinois with another registered representative working out of Washington state. The Company's primary source of revenue is introducing high net worth individuals to private placements focused in liquid alternatives.

1b.

   Recently Issued Accounting Pronouncement Adopted - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This pronouncement was adopted effective January 1, 2024. For further information, refer to Note 6.

2. **Method of Accounting**

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   <u>Fees Receivables</u>

   Fees receivables are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full, therefore, there is no allowance for credit losses at December 31, 2024.

   <u>Revenue Recognition</u>

   Revenue related to private placement offerings is recognized in the period the revenue is earned.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606", which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles, The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

2. **Method of Accounting, continued**

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Related Party Transactions**

The Company had a sublease agreement with Institutional Advisory Group, Inc. (IAGI), which is related through common ownership. The agreement expired on August 31, 2017 and the Company began renting from IASG on a month-to-month basis. For the year ended December 31, 2024, rent expense was $2,313. There were no amounts due to IASG as of December 31, 2024, and there are no future obligations related to this agreement.

The company has a referral agreement with Le Mans Trading LLC, which is related through common ownership. In 2024, $70,101 was received through this referral arrangement and at year end $42,430 is an open receivable.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $49,296 and $5,000, respectively.

5. **Statement of Changes in Subordinated to Claims of General Creditors**

For the year ended December 31, 2024, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been presented.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of private placement services described in Note 1. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 2 above.

7. **Commitments and Contingencies**

Management has evaluated possible commitments and contingencies at December 31, 2024. They concluded that there were no commitments or contingencies that would require recognition or disclosure in the financial statements.

8. **Subsequent Events**

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements, which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.